Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

February 19, 2009

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
Omphalos Corporation
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 11, 2008
Forms 10-Q for the quarters ended March 31, and September 30, 2008
Form 8-K/A tiled April 9, 2008
File No. 000-32341

Dear Ms. Tillan:

The following are responses of Omphalos, Corp. (the “Company”) to the corresponding numbered comments in the February 9, 2009 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 10-Q for each of the quarters ended March 31, June 30, and September 30, 2008, and an amended Form 8-K/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach has been discussed by Ms. Julie Sherman with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, in connection with our prior responses).

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Consolidated and Combined Statements of Income, page 4

1.
Please refer to prior comment 2. We note from your tabular presentation an adjustment to “loss due to inventory value decline” that results in a gain of approximately $76,257 for the year ended December 31, 2006.  Please explain the nature of this adjustment and why you have reported a gain.  We note your response to our prior comment 3 in our letter dated July 24, 2008 where you responded that the loss due to inventory value decline would be appropriately reclassified to cost of sales which is consistent with our discussion immediately above your table.  Please advise.

Response:

The amount of $76,257 represents the Gain on Foreign Currency Exchange and was misplaced to the item of Loss Due to Inventory Value Decline on our tabular presentation. We will make correction accordingly. Please see the corrected table below.

2.	In this regard, please consider adding a center column to your table that erepresents the adjustment to each line item.

Response:

We will add the center column to the table that represents the adjustments to each line item as follows:

NOTE 11. Restatement of Financial Statements

The Company determined that certain amount previously classified as gain on lawsuit for a purchase return dispute should have been classified as a purchase return and recorded as a reduction to cost of sales to reflect the nature of this transaction.

Also, the Company concluded to reclassify its commission income under Revenues, previously reported under Other Income items, in its statements of income.

In addition, the Company concluded to reclassify its loss on disposal of fixed assets under Selling, General and Administrative Expenses, previously reported under Other Income (Expenses) items, in its statements of income.

Also, the Company concluded to reclassify its loss due to inventory value decline under Cost of Sales, previously reported under Other Income (Expenses) items, in its statements of income.

The following information discloses the impact of these corrections on the statements of income for the fiscal years ended December 31, 2007 and 2006. These corrections did not change the Company’s reported net income or earnings per share for the periods.

	2007			2006
	As Previously		As	As Previously		As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated

Revenue:
Sales of goods, net	$10,047,118		$10,047,118	$13,782,980		$13,782,980
Commission	-		-	-	24,175	24,175
Total revenues	10,047,118	-	10,047,118	13,782,980	24,175	13,807,155

Operating costs and expenses:
Cost of sales	6,989,994	(341,575)	6,648,419	10,085,907	53,105	10,139,012
Selling, general and administrative expenses	1,919,535	2,541	1,922,076	2,378,892		2,378,892

Income from operations	1,137,589	339,034	1,476,623	1,318,181	(28,930)	1,289,251

Other income (expenses)
Commission income	-		-	24,175	(24,175)	-
Rental income	174		174	332		332
Loss on disposal of fixed assets	(2,541)	2,541	-	-		-
Interest income	284,272		284,272	266,076		266,076
Loss due to inventory value decline	(36,438)	36,438	-	(53,105)	53,105	-
Gain on foreign currency exchange	38,755		38,755	76,257	-	76,257
Gain on investment	-		-	2,119		2,119
Gain on lawsuit settlement	378,013	(378,013)	-	-		-
Miscellaneous income	899		899	1,881		1,881
Total other income	663,134	(339,034)	324,100	317,735	28,930	346,665

Income before provision for income taxes	1,800,723	-	1,800,723	1,635,916	-	1,635,916

Provision for income taxes	-	-	-	-	-	-

Net Income	$1,800,723	$-	$1,800,723	$1,635,916	$-	$1,635,916

Weighted average number of common shares:
Basic and diluted	100,000	100,000	100,000	100,000	100,000	100,000

Not income per share:
Basic and diluted	$18.01	$-	$18.01	$16.36	$-	$16.36

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 011-8863-322-9658.  Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended reports.

Very truly yours,

/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board